SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2014

POSTMEDIA NETWORK CANADA CORP.
(Translation of registrant’s name into English)

365 Bloor Street East, 12th Floor, Toronto, Ontario Canada M4W 3L4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 5, 2014, Postmedia Network Canada Corp. (the “registrant”) announced the appointment of Rod Phillips as Chair of the board of both the registrant and its subsidiary Postmedia Network Inc. (referred to collectively as “Postmedia Network”). Mr. Phillips was most recently President and Chief Executive Officer of the Ontario Lottery and Gaming Corporation (OLG).

The registrant also announced the appointment of Martin Nisenholtz as a director of the boards of Postmedia Network. Mr. Nisenholtz will also serve as Chair of the board’s Digital Oversight Committee and a member of the Compensation and Pension Committee. Mr. Nisenholtz is currently a Venture Partner at FirstMark Capital in New York.

Mr. Phillips and Mr. Nisenholtz will receive compensation in accordance with the registrant’s compensation arrangements for directors as described under the heading “Director Compensation” in the registrant’s Form 20-F filed with the Securities and Exchange Commission on November 27, 2013.

Both Mr. Phillips and Mr. Nisenholtz have been appointed to serve until the next annual meeting of shareholders and the appointments are effective immediately.

Item 9.01 Financial Statements and Exhibits

The following exhibit is included with this report and is being furnished, not filed, with this report on Form 6-K and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended:

Exhibit 99.1        Press release dated February 5, 2014.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

		By:	/s/ Douglas Lamb
Douglas Lamb
Chief Financial Officer
Date:	February 5, 2014

EXHIBIT INDEX

Exhibit 99.1       Press release dated February 5, 2014.